November 1, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                             Republic Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 10-Q for the Quarters Ended March 31 and June 30, 2006
File No. 0-24649

Dear Mr. Nolan:

The following responses are to the comments contained in your correspondence dated October 20, 2006 for the corporation and filings listed above.  These additional comments follow our response dated October 17, 2006, to your initial comments dated September 21, 2006.

SEC Comment #1:

Form 10-Q for the Quarterly Period Ended June 30, 2006—Management’s Discussion and Analysis —Noninterest Income, page 34

1.                                      We have reviewed your future disclosure and response to comment two of our letter dated September 21, 2006.  Please tell us the following regarding the securitization residual interest you retain:

•                  What the residual interest asset represents, such as securities backed by the transferred assets, undivided interest, cash collateral or residual interest in the securitization trust;

•                  the expected life of the residual interest asset;

•                  how you determine the fair value initially and subsequent to the securitization transaction;

•                  how you allocated the previous carrying amount between the assets securitized and the retained residual interest; and

•                  your basis for accounting for the residual interest as a trading asset.

Mr. John P. Nolan
November 1, 2006

Management’s Response to Comment #1:

•                  The residual interest asset represents a residual interest in the securitization trust that management has classified as a security on the Company’s balance sheet.

•                  The residual interest has a weighted average life of approximately 1.3 months with substantially all of its cash flows having been received in the first quarter.

•                  Both initially and subsequently, the Fair Value of the residual interest is based on the anticipated residual cash flows of the underlying loans.  Because the weighted average life of the asset is only 1.3 months, management did not consider time value when estimating the residual interest’s fair value.

•                  While SFAS 140 requires the carrying amount to be allocated between the assets securitized and the retained residual interest based on relative fair values, management chose to record the residual at its initial fair value.  In addition, the Company elected to record the residual interest as a trading asset, which is required to be carried at fair value.  The difference between its fair value and allocated carrying amount of approximately $200,000 is insignificant to the income statement presentation.

•                  Management elected to classify the residual interest as a trading security because it believes that fair value accounting is an appropriate treatment for this asset.

SEC Comment #2:

2.                                      We have reviewed your response to comment three of our letter dated September 21, 2006.  In your journal entry provided demonstrating how you recorded the second quarter “recovery” debits cash and credits the line item “Securitization Residual — Gain/Loss.”  Please confirm to us that the account credited represents the component of non-interest income that is presented on your statement of income.  If this is the case, explain why you are not increasing the value of the residual value asset as your proposed future MD&A disclosure states that this adjustment represents the quarterly adjustment to the carrying value of this asset.

Management’s Response to Comment #2:

The account credited does represent a component of non-interest income which is included in the statement of income.  The debit in the referenced journal entry should have stated “Residual Interest” instead of “Cash.”

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Mr. John P. Nolan
November 1, 2006

Please contact me at (502) 560-8628 if you have any questions.

Sincerely,

/s/ Kevin Sipes

Kevin Sipes Executive Vice President & CFO

Copy to Ms. Joyce Sweeney